SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of September 2005

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

  1.    Marsulex Press Release dated September 27, 2005

MARSULEX RECEIVES STATEMENT OF DEFENCE AND COUNTERCLAIM

Toronto, September 27, 2005 -- Marsulex Inc. (TSX: MLX) announced today that it has received a statement of defence and counterclaim in respect of the action that Marsulex commenced on August 12, 2005 against Chemtrade Logistics Income Fund and Chemtrade Logistics Inc. (collectively, “Chemtrade”).  The action commenced last month by Marsulex against Chemtrade sought damages of $72,800,000 for breach of a non-competition agreement and a services agreement entered into by the parties when Chemtrade was spun off from Marsulex, as well as punitive damages, costs and interest.  Marsulex’s action also sought certain declarations that a number of agreements entered into between the parties were no longer of any force or effect as a result of Chemtrade’s breaches of the non-competition agreement.

The statement of defence from Chemtrade denies that it has breached the non-competition agreement or the services agreement.  The counterclaim by Chemtrade seeks declarations that Marsulex has breached a number of agreements, including a non-competition agreement entered into by Marsulex in favour of Chemtrade, damages of up to $20,000,000 for the alleged breach by Marsulex of those agreements and injunctions against further breaches of such agreements or damages of up to $67,750,000 in lieu of the injunctions, along with punitive or exemplary damages, interest and costs. The counterclaim alternatively seeks the return of alleged consideration of $30,550,000 paid to Marsulex if a court finds that the agreements entered into between the parties are no longer of any force or effect and Marsulex is relieved of its obligations under those agreements.

Marsulex regards Chemtrade’s claims to be without merit. Marsulex will vigorously defend against the Chemtrade claims and intends to continue to pursue its claims against Chemtrade.

Marsulex, which is based in Toronto, Ontario, is a leading industrial services company with a focus on outsourced environmental compliance services. The Company’s services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

# # # #

For further information:

Laurie Tugman

or

Edward R. (Ted) Irwin

President and CEO

Chief Financial Officer

Tel: (416) 496-4157

Tel: (416) 496-4164

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

September 27, 2005	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance